UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Carreker Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

144433109

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, California  90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2007

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

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*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Partners Master Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) PN

(Page 2 of 8)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) IA

(Page 3 of 8)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) B. Riley & Co., Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) BD

(Page 4 of 8)

CUSIP No. 144433109

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,994[1]
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,994[1]
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,994
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%[2]
(14)	Type of Reporting Person (See Instructions) IN

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1

Comprised of 2,994 shares of of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) subject to stock options that are exercisable by Mr. Riley within sixty days.

2

Based on 25,636,223 shares of Common Stock outstanding at November 30, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 7, 2006.

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CUSIP No. 144433109

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is amended to add the following:

(c)

In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The transactions effected in Common Stock by the other Reporting Persons since their previous Schedule 13D amendment is set forth on Exhibit A.

Item 7.

Material to Be Filed as Exhibits

Exhibit A

Transactions with respect to the Issuer’s Common Stock since the previous Schedule 13D Amendment

(Page 6 of 8)

CUSIP No. 144433109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: January 10, 2007	RILEY INVESTMENT PARTNERS MASTER FUND, L.P.

	By:	Riley Investment Management LLC its General Partner

	By:	/s/ BRYANT R. RILEY
Name: Bryant R. Riley
Title: Managing Member

RILEY INVESTMENT MANAGEMENT LLC

	By:	/s/ BRYANT R. RILEY
Name: Bryant R. Riley
Title: Managing Member

B. RILEY & CO., INC.

	By:	/s/ BRYANT R. RILEY
Name: Bryant R. Riley
Title: Chairman

/s/ BRYANT R. RILEY
Bryant R. Riley

(Page 7 of 8)

EXHIBIT A

	Transaction Code	Quantity	Price	Date
RIP	Sell	(115,359)	$7.8801	1/5/2007
	Sell	(513,612)	$7.8843	1/8/2007
	Sell	(1,513,068)	$7.8685	1/9/2007

Investment Advisory Clients
	Sell	(10,441)	$7.8801	1/5/2007
	Sell	(46,488)	$7.8843	1/8/2007
	Sell	(200,000)	$7.8685	1/9/2007
	Sell	(83,071)	$7.8685	1/9/2007

(Page 8 of 8)